

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

July 14, 2010

<u>Via Mail and Facsimile (408-496-6104)</u>

Nathan Zommer
Chairman, President and Chief Executive Officer
IXYS Corporation
1590 Buckeye Drive
Milpitas, CA 95035

> **Re:** **IXYS Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Filed June 12, 2009**
> **File No. 0-26124**
> **Response Letter Filed June 29, 2010**

Dear Mr. Zommer:

We refer you to our comment letters dated March 23, 2010 and May 28, 2010 regarding business contacts with Iran. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Peggy Fisher
Assistant Director
Division of Corporation Finance